SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                              AMENDED SCHEDULE 13D
                                 (Rule 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(A) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                              (Amendment No. 4)(1)



                             SIGA Technologies, Inc.
                             -----------------------
                                (Name of Issuer)

                    Common Stock, par value $.0001 per share
                    ----------------------------------------
                         (Title of Class of Securities)

                                  82 6917-10-6
                                  -------------
                                 (CUSIP Number)

                                Donald G. Drapkin
                               35 East 62nd Street
                               New York, NY 10021
                                 (212) 872-0012

                                 with a copy to:

                       Kramer Levin Naftalis & Frankel LLP
                                919 Third Avenue
                               New York, NY 10022
                            Attn: Thomas E. Constance
                                 (212) 715-9100

   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                               September 19, 2001
                               ------------------
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [x]

      Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 14 pages)

---------------------

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
                                            13D              Page 2 of 14 pages
    CUSIP No. 82 6917-10-6
--------------------------------------------------------------------------------
    1    NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         Donald G. Drapkin
--------------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) [ ]
                                                               (b) [x]
--------------------------------------------------------------------------------
    3     SEC USE ONLY

--------------------------------------------------------------------------------
    4    SOURCE OF FUNDS*

         PF, OO (see Item 3)
--------------------------------------------------------------------------------
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)
                                                                           [  ]
--------------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF ORGANIZATION
         United States
--------------------------------------------------------------------------------
         NUMBER OF               7     SOLE VOTING POWER
           SHARES                      2,824,558  ** ***
        BENEFICIALLY           -------------------------------------------------
       OWNED BY EACH             8     SHARED VOTING POWER
         REPORTING                     0 ***
        PERSON WITH            -------------------------------------------------
                                 9     SOLE DISPOSITIVE POWER
                                       1,918,926  ***
                               -------------------------------------------------
                                 10    SHARED DISPOSITIVE POWER
                                       0 ***
--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,824,558  ** ***
--------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES* **

                                                                        [x]
--------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         27.46% ** ***
--------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON*

         IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

**   Mr. Drapkin has entered into a Management Restructuring Agreement (see Item
4), pursuant to which he will be granted proxies giving him voting power over an aggregate of 905,632 shares of Common Stock.

*** Mr. Drapkin holds, inter alia, a warrant (an "Investor Warrant") to purchase 347,826 shares of Common Stock and a warrant (the "Drapkin September 2001 Warrant") to purchase up to 30,500 shares of Common Stock. However, the Investor Warrant and Drapkin September 2001 Warrant provide that, with certain limited exceptions, they are not exercisable if, as a result of such exercise, the number of shares of Common Stock beneficially owned by Mr. Drapkin and his affiliates (other than shares of Common Stock which may be deemed beneficially owned through the ownership of the unexercised portion of such Investor Warrant and/or Drapkin September 2001 Warrant) would exceed 9.99% of the outstanding shares of Common Stock. As a result of the restrictions described in the immediately preceding sentence and the other securities which Mr. Drapkin may be deemed beneficially to own, as of October 3, 2001, Mr. Drapkin's Investor Warrant and Drapkin September 2001 Warrant are not presently exercisable. If not for the 9.99% limit, Mr. Drapkin would be deemed beneficially to own 3,202,884 shares of common stock, or 30.0% of the outstanding shares of Common Stock.

--------------------------------------------------------------------------------
                                            13D               Page 4 of 14 pages
    CUSIP No. 82 6917-10-6
--------------------------------------------------------------------------------
    1    NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         Gabriel M. Cerrone
--------------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) [ ]
                                                               (b) [x]
--------------------------------------------------------------------------------
    3    SEC USE ONLY

--------------------------------------------------------------------------------
    4    SOURCE OF FUNDS*

         PF, OO (see Item 3)
--------------------------------------------------------------------------------
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)
                                                                    [_]
--------------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF ORGANIZATION
         United States
--------------------------------------------------------------------------------
         NUMBER OF               7     SOLE VOTING POWER
           SHARES                      1,075,000 ***
        BENEFICIALLY           -------------------------------------------------
       OWNED BY EACH             8     SHARED VOTING POWER
          REPORTING                    202,584 ** ***
        PERSON WITH            -------------------------------------------------
                                 9     SOLE DISPOSITIVE POWER
                                       1,075,000 ***
                               -------------------------------------------------
                                 10    SHARED DISPOSITIVE POWER
                                       202,584 ** ***
--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,277,584 ** ***
--------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*

                                                                      [_]
--------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         12.48% ** ***
--------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON*

         IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

**   Mr. Cerrone, as the sole general partner of Panetta Partners Ltd., may be deemed beneficially to own the securities held by Panetta.

*** Panetta holds, inter alia, a warrant (the "Distributor Warrant") to purchase up to 210,000 shares of Common Stock, a warrant (the "Consulting Warrant") to purchase up to 303,200 shares of Common Stock, two warrants (the "Panetta May 2001 Warrants") to purchase an aggregate of up to 121,500 shares of Common Stock and a warrant (the "Panetta September 2001 Warrant") to purchase up to 14,688 shares of Common Stock. However, the Distributor Warrant, the Consulting Warrant, the Panetta May 2001 Warrants and the Panetta September 2001 Warrant provide that, with certain limited exceptions, they are not exercisable if, as a result of such exercise, the number of shares of Common Stock beneficially owned by Panetta and its affiliates, including Mr. Cerrone, (other than shares of Common Stock which may be deemed beneficially owned through the ownership of the unexercised portion of such Consulting Warrant, Distributor Warrant, Panetta May 2001 Warrant and/or Panetta September 2001 Warrant) would exceed 9.99% of the outstanding shares of Common Stock. As a result of the restrictions described in the immediately preceding sentence and the other securities which Mr. Cerrone may be deemed beneficially to own, as of October 3, 2001, Panetta's Consulting Warrant, Distributor Warrant, Panetta May 2001 Warrants and Panetta September 2001 Warrant are not presently exercisable. If not for the 9.99% limit, Mr. Cerrone would be deemed beneficially to own 1,926,972 shares of common stock, or 17.7% of the outstanding shares of Common Stock.

--------------------------------------------------------------------------------
                                            13D               Page 5 of 14 pages
    CUSIP No. 82 6917-10-6
--------------------------------------------------------------------------------
    1     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          Panetta Partners Ltd.
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) [  ]
                                                                (b) [x]
--------------------------------------------------------------------------------
    3     SEC USE ONLY

--------------------------------------------------------------------------------
    4     SOURCE OF FUNDS*

          OO (see Item 3)
--------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e)
                                                                      [  ]
--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION
          Colorado
--------------------------------------------------------------------------------
          NUMBER OF               7     SOLE VOTING POWER
            SHARES                      0
         BENEFICIALLY           -----------------------------------------------
        OWNED BY EACH             8     SHARED VOTING POWER
          REPORTING                     202,584 **
         PERSON WITH            -----------------------------------------------
                                  9     SOLE DISPOSITIVE POWER
                                        0
                                -----------------------------------------------
                                  10    SHARED DISPOSITIVE POWER
                                        202,584 **
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          202,584  **
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*

                                                                      [  ]
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          2.21% **
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          PN
--------------------------------------------------------------------------------

**   Panetta holds, inter alia, a warrant (the "Distributor Warrant") to purchase up to 210,000 shares of Common Stock, a warrant (the "Consulting Warrant") to purchase up to 303,200 shares of Common Stock, two additional warrants (the "Panetta May 2001 Warrants") to purchase an aggregate of up to 121,500 shares of Common Stock and a warrant (the "Panetta September 2001 Warrant") to purchase up to 14,688 shares of Common Stock. However, the Distributor Warrant, the Consulting Warrant, the Panetta May 2001 Warrants and the Panetta September 2001 Warrant provide that, with certain limited exceptions, they are not exercisable if, as a result of such exercise, the number of shares of Common Stock beneficially owned by Panetta and its affiliates, including Mr. Cerrone, (other than shares of Common Stock which may be deemed beneficially owned through the ownership of the unexercised portion of such Consulting Warrant, Distributor Warrant, Panetta May 2001 Warrant and/or Panetta September 2001 Warrant) would exceed 9.99% of the outstanding shares of Common Stock. As a result of the restrictions described in the immediately preceding sentence and the other securities which Mr. Cerrone may be deemed beneficially to own, as of October 3, 2001, Panetta's Consulting Warrant, Distributor Warrant, Panetta May 2001 Warrants and Panetta September 2001 Warrant are not presently exercisable. If not for the 9.99% limit, Panetta would be deemed beneficially to own 851,972 shares of common stock, or 8.7% of the outstanding shares of Common Stock.

--------------------------------------------------------------------------------
                                            13D              Page 6 of 14 pages
    CUSIP No. 82 6917-10-6
--------------------------------------------------------------------------------
    1     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          Thomas E. Constance
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) [ ]
                                                                (b) [x]
--------------------------------------------------------------------------------
    3     SEC USE ONLY

--------------------------------------------------------------------------------
    4     SOURCE OF FUNDS*

          N/A
--------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e)
                                                                       [  ]
--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
--------------------------------------------------------------------------------
          NUMBER OF               7     SOLE VOTING POWER
            SHARES                      253,467
         BENEFICIALLY           ------------------------------------------------
        OWNED BY EACH             8     SHARED VOTING POWER
          REPORTING                     0
         PERSON WITH            ------------------------------------------------
                                  9     SOLE DISPOSITIVE POWER
                                        253,467
                                ------------------------------------------------
                                  10    SHARED DISPOSITIVE POWER
                                        0
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          253,467
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*

                                                                       [  ]
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          2.70%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

--------------------------------------------------------------------------------
                                            13D               Page 7 of 14 pages
    CUSIP No. 82 6917-10-6
--------------------------------------------------------------------------------
    1     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          Eric A. Rose, M.D.
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) [ ]
                                                                (b) [x]
--------------------------------------------------------------------------------
    3     SEC USE ONLY

--------------------------------------------------------------------------------
    4     SOURCE OF FUNDS*

          PF
--------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e)
                                                                       [  ]
--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
--------------------------------------------------------------------------------
          NUMBER OF               7     SOLE VOTING POWER
            SHARES                      790,090
         BENEFICIALLY           ------------------------------------------------
        OWNED BY EACH             8     SHARED VOTING POWER
          REPORTING                     0
         PERSON WITH            ------------------------------------------------
                                  9     SOLE DISPOSITIVE POWER
                                        790,090
                                ------------------------------------------------
                                  10    SHARED DISPOSITIVE POWER
                                        0
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          790,090
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*

                                                                     [  ]
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          8.02%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

                                  SCHEDULE 13D

            This Amendment No. 4 amends and supplements the Reporting Persons' Statement on Schedule 13D, dated March 30, 2001, as amended to date (the "Schedule"), in its entirety.

      Item 1.     Security and Issuer.

            This Statement on Schedule 13D (the "Statement") relates to the Common Stock, $.0001 par value per share, (the "Common Stock") of SIGA Technologies, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 420 Lexington Avenue, Suite 620, New York, New York, 10170.

      Item 2.     Identity and Background.

            (a) This statement is filed on behalf of Donald G. Drapkin, Gabriel M. Cerrone, Panetta Partners Ltd. ("Panetta"), Thomas
                  E. Constance and Eric A. Rose, M.D. (collectively, the "Reporting Persons"). See attached Exhibit P which is a copy of their agreement in writing to file this statement jointly on behalf of each of them. Each of the Reporting Persons has made, and will continue to make, its own investment decisions with respect to securities of the Issuer. Each Reporting Person expressly disclaims membership in a "group" with any other person within the meaning of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended.

            (b) The business address of Mr. Drapkin is 35 East 62nd Street, New York, New York, 10021. The business address of each of Mr. Cerrone and Panetta is 265 East 66th Street, Suite 16G, New York, New York, 10021. The business address of Mr. Constance is 919 Third Avenue, 41st Floor, New York, New York, 10022. The business address of Dr. Rose is 112 East 78th Street, New York, New York, 10021.

            (c) Mr. Drapkin is a Director and Vice Chairman of MacAndrews & Forbes Holdings Inc., a Delaware corporation having its address at 35 East 62nd Street, New York, New York, 10021. Mr. Cerrone is an investment banker, consultant and stock broker, and the sole general partner of Panetta, a Colorado limited partnership the principal business of which is delivering consulting services. Mr. Constance is a Senior Partner of Kramer Levin Naftalis & Frankel LLP, a law firm in New York City. Dr. Rose is Chairman of the Department of Surgery and Surgeon-in-Chief of the Columbia Presbyterian Center of New York Presbyterian Hospital.

            (d) The Reporting Persons and their respective managing members, officers, directors, general partners, investment managers, and trustees have not, during the five years prior to the date hereof, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            (e) The Reporting Persons and their respective managing members, officers, directors, general partners and investment managers have not, during the five years prior to the date hereof, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

            (f) Mr. Drapkin, Mr. Cerrone, Mr. Constance and Dr. Rose are citizens of the United States.

      Item 3.     Source and Amount of Funds or Other Consideration

            Pursuant to a Securities Purchase Agreement between Mr. Drapkin and the Issuer, dated as of January 31, 2000, (the "Purchase Agreement") a copy of which is filed as Exhibit B hereto, Mr. Drapkin purchased
            (i) $500,000 principal amount of 6% Convertible Debentures due January 31, 2002 of the Issuer ("Debentures"), a copy of which is filed as Exhibit C hereto, with $500,000 of his personal funds, and
            (ii) a warrant (an "Investor Warrant"), a copy of which is filed as Exhibit D hereto, to purchase up to 347,826 shares of Common Stock at an exercise price of $3.4059 per share, with $17,391.30 of his personal funds. The principal amount of, and accrued interest on, the Debentures were convertible into Common Stock at the option of the holder at any time prior to the maturity date, at a conversion price of $1.4375 per share. Pursuant to the Conversion Agreement (as defined below), Mr. Drapkin converted his Debentures into

            373,913 shares of Preferred Stock (as defined below) of the Issuer (see Item 4). As noted below, on July 16, 2001, Mr. Drapkin converted his 373,913 shares of Preferred Stock, together with accrued dividends thereon, into 379,859 shares of Common Stock.

            Pursuant to a Distributor's Agreement between Fahnestock & Co. Inc. and the Issuer, dated as of January 27, 2000, and in connection with the Issuer's private placement of Debentures, Fahnestock designated Mr. Cerrone to receive, and he was issued, the Distributor Warrant, a copy of which is filed as Exhibit E hereto, to purchase up to 210,000 shares of Common Stock at an exercise price of $1.45 per share. Mr. Cerrone then assigned the Distributor Warrant to Panetta. Pursuant to a Consulting Agreement between Fahnestock & Co. Inc. and the Issuer, dated as of October 31, 2000, Fahnestock & Co. Inc. designated Panetta to receive, and Panetta was issued the Consulting Warrant (together with the Investor Warrant and the Distributor Warrant, the "2000 Warrants") to purchase up to 303,200 shares of Common Stock at an exercise price of $2.00 per share, a copy of which is attached hereto as Exhibit F. The Consulting Warrant was issued to Panetta partially in consideration for the cancellation of a warrant to purchase 303,200 shares of Common Stock at an exercise price of $5.00 per share, a copy of which is filed as Exhibit G hereto, that had been issued to Mr. Cerrone in connection with the Issuer's March 2000 equity financing. The Distributor Warrant and the Consulting Warrant each contain provisions granting the holder certain registration rights.

            Each 2000 Warrant provides that, with certain limited exceptions, it is not exercisable if, as a result of such exercise, the number of shares of Common Stock beneficially owned by the holder thereof and its affiliates (other than shares of Common Stock which may be deemed beneficially owned through the ownership of the unexercised portion of such Warrant) would exceed 9.99% of the outstanding shares of Common Stock. As a result of the restrictions described in the immediately preceding sentence (the "9.99% Limit") and the other securities which Mr. Drapkin and Mr. Cerrone may be deemed beneficially to own, as of October 3, 2001, Mr. Drapkin's Investor Warrant and Drapkin September 2001 Warrant and Panetta's Consulting Warrant, Distributor Warrant, Panetta May 2001 Warrants and Panetta September 2001 Warrant are not presently exercisable. The Issuer may require the such warrants to be exercised (subject to the same 9.99% Limit) within five days if both (i) the registration statement with respect to the shares of Common Stock issuable thereupon is effective and (ii) the closing bid price for the Common Stock for each of any 15 consecutive trading days is at least 200% of the exercise price of the warrant at such time. Exceptions to the 9.99% Limit include the existence of a tender offer for the Issuer's common stock.

            Between June 26, 2000 and December 22, 2000, Mr. Drapkin engaged in open market transactions through which he acquired a net 373,400 shares of Common Stock. Between February 9, 2000 and March 13, 2000, Mr. Cerrone purchased 61,500 shares of Common Stock on the open market. Mr. Cerrone then assigned such shares to Panetta. Mr. Drapkin and Mr. Cerrone used their respective general funds for such purchases.

            Mr. Drapkin made the following purchases:

               Date              No. of Shares   Purchase Price
               ----              -------------   --------------

               6/26/2000            31,500             $4.037
               6/27/2000             2,000             $3.977
               6/29/2000             5,000             $4.037
               7/6/2000              2,500             $4.54
               7/27/2000             4,000             $4.049
               8/2/2000             20,500             $3.947
               8/3/2000              1,600             $3.906
               8/4/2000              4,000             $3.747
               8/7/2000                500             $3.812
               8/8/2000              2,500             $3.581
               8/10/2000             5,000             $3.532
               8/11/2000             6,000             $4.122
               8/11/2000            50,000             $4.065
               8/14/2000            50,000             $4.399
               8/15/2000             1,100             $3.906
               8/16/2000             2,000             $3.967
               8/24/2000            12,500             $3.30
               8/25/2000            17,500             $3.406

               Date              No. of Shares   Purchase Price
               ----              -------------   --------------

               8/28/2000            11,000             $3.457
               8/29/2000             7,500             $3.195
               8/31/2000            10,000             $3.084
               9/14/2000             4,100             $3.004
               9/25/2000            20,500             $3.498
               9/27/2000               100             $2.906
               9/29/2000            40,000             $4.039
               11/3/2000             2,500             $4.175
               11/30/2000           20,500             $4.047
               12/1/2000             4,000             $3.852
               12/5/2000            40,000             $4.508
               12/22/2000           10,000             $3.026


            Mr. Drapkin made the following sale:

               Date              No. of Shares     Sales Price
               ----              -------------     -----------

               9/19/2000            15,000             $3.386


            Mr. Cerrone made the following purchases:

               Date              No. of Shares   Purchase Price
               ----              -------------   --------------

               2/9/2000             16,100             $4.589
               2/10/2000             3,900             $4.551
               2/11/2000            10,500             $4.560
               2/18/2000            12,100             $5.308
               2/22/2000             2,400             $5.369
               2/23/2000            12,500             $5.406
               3/2/2000              2,500             $5.986
               3/13/2000             1,500             $9.158


            In connection with the Management Restructuring Agreement (as defined in Item 4, below), each of Judson A. Cooper and Joshua D. Schein, Ph.D. agreed to grant an irrevocable proxy (collectively, the "Proxies") to Mr. Drapkin on the Effective Date (as defined in the Management Restructuring Agreement) giving Mr. Drapkin voting power over an aggregate of 905,632 shares of Common Stock owned by such parties (the "Proxy Shares") together with any shares of capital stock of the Issuer that such parties may acquire subsequent to the date of the Proxies (including, without limitation, upon the exercise of options held by Mr. Cooper and Mr. Schein, to purchase up to an aggregate of 1,400,002 shares of Common Stock).

            Pursuant to separate Common Stock and Warrant Purchase Agreements between the Issuer and each of Panetta and Dr. Rose, dated as of May 8, 2001, (the "May 2001 Purchase Agreements") the form of which is Exhibit K hereto: (i) Panetta purchased, with $180,000 of its general funds, 90,000 shares of Common Stock and a warrant (a "May 2001 Investor Warrant"), the form of which is Exhibit L hereto, to purchase up to 90,000 shares of Common Stock; and Dr. Rose purchased, with $100,000 of his personal funds, 50,000 shares of Common Stock and a May 2001 Investor Warrant to purchase up to 50,000 shares of Common Stock. The May 2001 Investor Warrants are exercisable for a period of seven years at an exercise price of $2.94 per share and contain provisions analogous to the 9.99% Limit described above.

            On May 31, 2001, the Issuer consummated another closing of its private placement pursuant to May 2001 Purchase Agreements in which closing Panetta purchased, with $63,000 of its general funds, 31,500 shares of Common Stock and a May 2001 Investor Warrant to purchase up to 31,500 shares of Common Stock.

            Pursuant to separate Common Stock and Warrant Purchase Agreements between the Issuer and each Panetta, Mr. Drapkin, Mr. Constance and Dr. Rose, dated as of August 31, 2001, as amended in September 2001 (the "September 2001 Purchase Agreements"), the form of which is Exhibit Q hereto: (i) Panetta purchased, with $60,000 of its general funds, 19,584 shares of Common Stock and a warrant (a "September 2001 Investor Warrant"), the form of which is Exhibit R hereto, to purchase up to 14,688 shares of Common Stock; Mr. Drapkin purchased, with $125,000 of his personal funds, 40,667 shares of Common Stock and a September 2001 Investor Warrant to purchase up to 30,500 shares of common Stock; Mr. Constance purchased, with $50,000 of his personal funds, 16,267 shares of Common Stock and a September 2001 Investor Warrant to purchase up to 12,200 shares of Common Stock, and Dr. Rose purchased, with $150,000 of his personal funds, 51,480 shares of Common Stock and a September 2001 Investor Warrant to purchase up to 38,610 shares of Common Stock. The September 2001 Investor Warrants are exercisable for a period of seven years at an exercise price of $3.552 per share and contain provisions analogous to the 9.99% Limit described above.

            On May 3, 2001, the Issuer's Board of Directors made grants (the "Conditional Grants") of options to certain officers, directors and advisors of the Issuer, subject to approval of an Amendment and Restatement of the Issuer's Amended and Restated 1996 Incentive and Non-Qualified Stock Option Plan (the "Plan"). Mr. Drapkin, Dr. Rose, Mr. Constance and Mr. Cerrone received Conditional Grants of options to purchase up to 1,125,000, 600,000, 225,000 and 1,075,000 shares of Common Stock, respectively. The Conditional Grants were made subject to stockholder approval, and such approval was granted when the Issuer's stockholders approved the Amendment and Restatement of the Plan at the Issuer's 2001 Annual Meeting, held on August 15, 2001. The shares of Common Stock subject to the Conditional Grant options were exercisable immediately upon such stockholder approval at an exercise price of $2.50 per share, and the options granted to the Reporting Persons under the Conditional Grants are included in the beneficial ownership figures reported in this Schedule 13D.

            Each Reporting Person disclaims beneficial ownership of all the Common Stock except Common Stock held by such Reporting Person that were purchased on the open market or pursuant to the May 2001 Purchase Agreements or the September 2001 Purchase Agreements (collectively, the "Purchased Common"). Each Reporting Person disclaims beneficial ownership of the securities held by any other party.

      Item 4.     Purpose of Transaction.

            Each Reporting Person which acquired securities of the Issuer did so as an investment in the Issuer. Except as indicated in this Schedule 13D, no Reporting Person currently has any plans or proposals that relate to, or would result in, any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

            In connection with the Purchase Agreement, Mr. Drapkin entered into a Registration Rights Agreement with the Issuer, dated as of January 31, 2000, ("Registration Rights Agreement"), a copy of which is filed as Exhibit H hereto. Pursuant to the Registration Rights Agreement, the Issuer agreed: (i) to file no later than 30 days after the Closing Date (as used in the Purchase Agreement), a Registration Statement under the Securities Act of 1933, as amended, (the "Required Registration Statement") covering the resale of the shares of Common Stock issuable upon conversion of principal and interest of the Debentures and upon exercise of the Warrant; and
            (ii) to use its reasonable best efforts to cause such Registration Statement to be declared effective no later than the earlier of (x) five days after notice by the Securities and Exchange Commission that it may be declared effective and (y) 90 days after the Closing Date. On May 10, 2000, the Issuer filed the Required Registration Statement and, on May 24, 2000, it was declared effective. The shares of Common Stock issuable upon exercise of the Distributor Warrant were also included in the Required Registration Statement.

            Pursuant to a letter agreement, dated as of March 30, 2001, among Mr. Drapkin, the Issuer, Mr. Cerrone, Mr. Constance, Dr. Rose, Judson A. Cooper and Joshua D. Schein, Ph.D. (the "Management Restructuring Agreement"), a copy of which is filed as Exhibit I hereto, Mr. Drapkin had the right to be and to have his designees elected to the Board of Directors of the Issuer (the "Board") on the Effective Date. The Management Restructuring Agreement also provides that the members of the Board at such time would be caused to resign from the Board and from any and all offices held with the Issuer. Pursuant to the Management Restructuring Agreement, Judson A. Cooper and Joshua D. Schein have agreed to resign from the Board of the Issuer, and from all other offices held with the Issuer, effective as of the Effective Date. Mr. Drapkin has designated Mr. Cerrone, Mr. Constance and Dr. Rose for election to the Board in accordance with the Management Restructuring Agreement. As of April 19, 2001, Mr. Drapkin, Mr. Cerrone, Mr. Constance and Dr. Rose were appointed to the Board and each of the Issuer's remaining other directors resigned from the Board as contemplated by the Management Restructuring Agreement. Thereafter, the Board filled the vacancies on the Board that resulted from such resignations.

            In connection with the May 2001 Purchase Agreement, Panetta and Dr. Rose each entered into a Registration Rights Agreement with the Issuer, dated as of May 8, 2001, (the "May 2001 Registration Rights Agreements"), the form of which is Exhibit M hereto. Pursuant to the May 2001 Registration Rights Agreement, the Issuer agreed: (i) to file no later than 60 days after the Closing Date (as defined in the May 2001 Purchase Agreement), a Registration Statement under the Securities Act of 1933, as amended, (the "2001 Required Registration Statement") covering the resale of the shares of Common Stock issued pursuant to the May 2001 Purchase Agreements and the shares of Common Stock issuable upon exercise of the May 2001 Investor Warrants; and (ii) to use its reasonable best efforts to cause such Registration Statement to be declared effective no later than the earlier of (x) five days after notice by the Securities and Exchange Commission that it may be declared effective and (y) 180 days after the Closing Date.

            Pursuant to a Conversion Agreement among the Issuer and holders of Debentures (the "Conversion Agreement"), the form of which is attached hereto as Exhibit N, Mr. Drapkin agreed to convert the outstanding principal and accrued interest on his Debentures, into 373,913 shares of Series A Convertible Preferred Stock of the Issuer (the "Preferred Stock"), the form of the Certificate of Designations for which is attached hereto as Exhibit O, representing at a conversion price of $1.4375 per share of Preferred Stock. The Preferred Stock has a cumulative dividend of 6% per annum payable in cash or additional shares of Preferred Stock at the Issuer's discretion. The Preferred Stock is convertible into Common Stock an initial conversion rate of one-to-one, and each holder of Preferred Stock is entitled to the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are then convertible. The Preferred Stock is not subject to the 9.99% Limit. On July 16, 2001, Mr. Drapkin converted his 373,913 shares of Preferred Stock, together with accrued dividends thereon, into 379,859 shares of Common Stock.

            Each Reporting Person may from time to time acquire, or dispose of, Common Stock and/or other securities of the Issuer if and when it deems it appropriate. Each Reporting Person may formulate other purposes, plans or proposals relating to any securities of the Issuer to the extent deemed advisable in light of market conditions, investment policies and other factors.

      Item 5.     Interest in Securities of Issuer.

            (a) As of October 3, 2001: Mr. Drapkin, as the holder of securities of the Issuer and as proxyholder under the Proxies may be deemed beneficially to own 2,824,558 shares of Common Stock or 27.5% of the outstanding shares, and, if not for the 9.99% Limit, Mr. Drapkin could be deemed to beneficially own 3,202,884 shares of Common Stock or 30.0% of the outstanding shares; Mr. Cerrone, in his own name and as the sole general partner of Panetta, may be deemed beneficially to own an aggregate of 1,277,584 shares of Common Stock or 12.5% of the outstanding shares, and, if not for the 9.99% Limit, Mr. Cerrone could be deemed beneficially to own an aggregate of 1,926,972 shares of Common Stock or 17.7% of the outstanding shares; Panetta may be deemed beneficially to own 202,584 shares of Common Stock or 2.2% of the outstanding shares, and, if not for the 9.99% Limit, Panetta could be deemed beneficially to own an aggregate of 851,972 shares of Common Stock or 8.7% of the outstanding shares; and each of Mr. Constance and Dr. Rose may be deemed beneficially to own the respective numbers of shares of Common Stock (representing the respective percentages of Common Stock outstanding) set forth below:

                  Mr. Constance        253,467          2.7%
                  Dr. Rose             790,090          8.0%


                  Pursuant to Rule 13d-4 promulgated under the Securities Exchange Act of 1934, as amended, each Reporting Person disclaims beneficial ownership of all the Common Stock except the Purchased Common Stock, if any, held by such Reporting Person. Pursuant to Rule 13d-4 promulgated under the Securities Exchange Act of 1934, as amended, each Reporting Person disclaims beneficial ownership of the securities held by any other person.

            (b) Mr. Drapkin has the sole power to vote or to direct the vote and to dispose or to direct the disposition of the shares that he owns. Mr. Drapkin has the sole power to vote or to direct the vote of the Proxy Shares. Mr. Cerrone has sole power to vote or direct the vote and to dispose or to direct the disposition of the shares issuable upon exercise of the options which he owns, and Mr. Cerrone and Panetta share the power to vote or to direct the vote and to dispose or to direct the disposition of the shares owned by Panetta. Mr. Constance has the sole power to vote or to direct the vote and to dispose or to direct the disposition of the shares that he owns. Dr. Rose has the sole power to vote or to direct the vote and to dispose or to direct the disposition of the shares that he owns.

            (c) Other than the receipt of options upon the stockholder approval of the Conditional Grants, Mr. Drapkin's conversion of Preferred Stock into shares of Common Stock (to the extent that any of the above may be deemed a transaction in the Common Stock) and the Reporting Persons' purchasing Common Stock pursuant to the September 2001 Purchase Agreements, no Reporting Person has engaged in any transactions in the Common Stock of the Issuer in the past 60 days.

            (d) & (e)   Not applicable.

      Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

                  Pursuant to the Proxies, Mr. Drapkin was appointed proxyholder with respect to certain securities held by Mr. Cooper and Mr. Schein (see Item 3). A form of the Proxies is attached to the Management Restructuring Agreement that is filed as Exhibit I hereto. The Management Restructuring Agreement includes provisions restricting the abilities of the parties thereto to transfer their respective securities of the Issuer. Additionally, Mr. Drapkin has entered into a Lock-Up Agreement with Vincent Fischetti, a copy of which is filed as Exhibit J hereto, pursuant to which Mr. Fischetti is restricted in transferring his securities of the Issuer without Mr. Drapkin's prior written consent.

                  Except as indicated in this Schedule 13D and the exhibits hereto, there is no contract, arrangement, understanding or relationship between the Reporting Person and any other person, with respect to any securities of the Issuer.


      Item 7.     Material to be Filed as Exhibits. (2)

            Exhibit A:  Agreement of Joint Filing of Schedule 13D, dated as of April 6, 2001.

            Exhibit B:  Securities Purchase Agreement between Mr.
                        Drapkin and the Issuer, dated as of January 31, 2000.

            Exhibit C:  6% Convertible Debenture due January 31, 2002 of the
                        Issuer in the principal amount of $500,000 issued to Mr. Drapkin, dated as of January 31, 2000.

            Exhibit D:  Common Stock Purchase Warrant to purchase 347,826 shares of Common Stock issued to Mr. Drapkin, dated as of January 31, 2000.

            Exhibit E:  Common Stock Purchase Warrant to purchase 210,000 shares of Common Stock issued to Mr. Cerrone, dated as of January 31, 2000.

            Exhibit F:  Common Stock Purchase Warrant to purchase 303,200 shares of Common Stock, issued to Panetta, dated as of November 10, 2000.

            Exhibit G:  Cancelled Common Stock Purchase Warrant to purchase
                        303,200 shares of Common Stock, issued to Mr. Cerrone, dated as of May 1, 2000.

            Exhibit H:  Registration Rights Agreement between the
                        Issuer and Mr. Drapkin dated as of January 31,
                        2000.

            Exhibit I: Letter Agreement, dated as of March 30, 2001, among Mr. Drapkin, the Issuer, Mr. Cerrone, Mr. Constance, Dr. Rose, Judson A. Cooper and
                        Joshua D. Schein, Ph.D.

-----------------------

(2) Except as otherwise indicated, all exhibits have been previously filed with the original Schedule 13D or prior Amendments thereto.

            Exhibit J:  Lock-Up Agreement between Mr. Drapkin and
                        Vincent Fischetti.

            Exhibit K:  Form of Common Stock and Warrant Purchase Agreements
                        between the Issuer and each Buyer (as defined therein), dated as of May 8, 2001.

            Exhibit L:  Form of Common Stock Purchase Warrants to purchase shares of Common Stock issued to each Buyer, dated as of May 8, 2001.

            Exhibit M:  Form of Registration Rights Agreements between the
                        Issuer and each Buyer, dated as of May 8, 2001.

            Exhibit N:  Form of Conversion Agreement among the Issuer and holders of Debentures.

            Exhibit O:  Form of Certificate of Designation of Series A
                        Convertible Preferred Stock of the Issuer.

            Exhibit P:  Agreement of Joint Filing of Schedule 13D,
                        dated as of October 1, 2001. (filed herewith)

            Exhibit Q:  Form of Common Stock and Warrant Purchase
                        Agreements between the Issuer and each Buyer
                        (as defined therein).  (filed herewith)

            Exhibit R:  Form of Common Stock Purchase Warrants to
                        purchase shares of Common Stock issued to each Buyer. (filed herewith)

                                   SIGNATURES

      After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement with respect to such undersigned is true, complete and correct.



Dated:   October 1, 2001            /s/ Donald G. Drapkin
                                    ------------------------------
                                    Donald G. Drapkin



Dated:   October 1, 2001            /s/ Gabriel M. Cerrone
                                    ------------------------------
                                    Gabriel M. Cerrone



                                    PANETTA PARTNERS LTD.



Dated:   October 1, 2001             By  /s/ Gabriel M. Cerrone
                                       ---------------------------
                                       Name:  Gabriel M. Cerrone
                                       Title:  General Partner



Dated:   October 1, 2001            /s/ Thomas E. Constance
                                    ------------------------------
                                    Thomas E. Constance



Dated:   October 1, 2001            /s/ Eric A. Rose, M.D.
                                    ------------------------------
                                    Eric A. Rose, M.D.

                                                                       Exhibit P

                                  AGREEMENT OF

                          JOINT FILING OF SCHEDULE 13D


      The undersigned hereby agree jointly to prepare and file with regulatory authorities Amendment 4 to the Schedule 13D and any subsequent amendments thereto reporting each of the undersigned's ownership of securities of SIGA Technologies, Inc. and hereby affirm that such Schedule 13D is being filed on behalf of each of the undersigned.



Dated:   October 1, 2001            /s/ Donald G. Drapkin
                                    ------------------------------
                                    Donald G. Drapkin



Dated:   October 1, 2001            /s/ Gabriel M. Cerrone
                                    ------------------------------
                                    Gabriel M. Cerrone


                                    PANETTA PARTNERS LTD.



Dated:   October 1, 2001            By /s/ Gabriel M. Cerrone
                                       ----------------------------
                                       Name:  Gabriel M. Cerrone
                                       Title: General Partner



Dated:   October 1, 2001            /s/ Thomas E. Constance
                                    -------------------------------
                                    Thomas E. Constance



Dated:   October 1, 2001            /s/ Eric A. Rose, M.D.
                                    -------------------------------
                                    Eric A. Rose, M.D.

                                                                       Exhibit Q


                   COMMON STOCK AND WARRANT PURCHASE AGREEMENT

            COMMON STOCK AND WARRANT PURCHASE AGREEMENT, dated as of ____________, 2001 (this "Agreement"), by and between SIGA TECHNOLOGIES, INC., a Delaware corporation, having its principal place of business located at 420 Lexington Avenue, Suite 620, New York, NY 10170 (the "Company"), each entity named on a signature page hereto (each, a "Buyer") (each agreement with a Buyer being deemed a separate and independent agreement between the Company and such Buyer, except that each Buyer acknowledges and consents to the rights granted to each other Buyer under such agreement and the Transaction Agreements, as defined below, referred to therein).


                               W I T N E S S E T H

            WHEREAS, the Company wishes to sell to the Buyer, and the Buyer is willing to buy from the Company, subject to the terns and conditions set forth herein, the number of shares of Common Stock, par value $.0001 per share (the "Common Stock"), of the Company, determined as provided herein, based on the Purchase Price specified on the Buyer's signature page (the "Purchase Price"), out of the Total Purchase Price (as defined below); and

            WHEREAS, in connection with the purchase of such shares of Common Stock, the Company will issue to the Buyer warrants to purchase additional shares of Common Stock, as contemplated by the terms of this Agreement (the "Warrants");

            NOW, THEREFORE, for and in consideration of the premises and the mutual agreement contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

      1.    PURCHASE AND SALE; MUTUAL DELIVERIES.

            (a) Upon the following terms and conditions, the Company shall issue and sell to the Buyer and the Buyer shall purchase from the Company that number of shares of Common Stock equal to (i) the Purchase Price divided by (ii) the Per Share Price. Such shares (the "Purchased Shares") shall be issued to the Buyer on the Closing Date against receipt of the Purchase Price. The shares shall be evidenced by one or more certificates representing such Purchased
Shares issued in the name of the Buyer, bearing substantially the following legend:

            THE SECURITIES REPRESENTED HEREBY (THE "SECURITIES ") HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR THE SECURITIES LAWS OF ANY STATE AND MAY NOT BE SOLD OR OFFERED FOR SALE IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES OR AN OPINION OF COUNSEL OR OTHER EVIDENCE ACCEPTABLE TO THE CORPORATION THAT SUCH REGISTRATION IS NOT REQUIRED.

            (b) As used herein, each of the following terms has the meaning set forth below, unless the context otherwise requiem:

                  (i) "Affiliate" means, with respect to a specific Person referred to in the relevant provision, another Person who or which controls or is controlled by or is under common control with such specified Person.

                  (ii) "Certificates" means the certificates representing the Purchased Shares and the Warrants, each duly executed by the Company and issued on the Closing Date in the name of the Buyer.

                  (iii) "Closing Bid Price" means the closing bid price during regular trading hours of the Common Stock (in U.S. Dollars) on the Principal Trading Market, as reported by the Reporting Service.

                  (iv) "Closing Date" means the date of the closing of the purchase and sale of the Purchased Shares, as provided herein.

                  (v) "Escrow Agent" means the escrow agent identified in the Joint Escrow Instructions attached hereto as Annex II (the "Joint Escrow Instructions").

                  (vi) "Escrow Funds" means the Purchase Price delivered to the Escrow Agent as contemplated by Section 1(c) hereof.

                  (vii) "Escrow Property" means the Escrow Funds and the Certificates delivered to the Escrow Agent as contemplated by Section 1(c) hereof.

                  (viii) "Per Share Price" means $2.75.

                  (ix) "Person" means any living person or any entity, such as, but not necessarily limited to, a corporation, partnership or trust.

                  (x)    "Principal Trading Market"  means The  Nasdaq  SmallCap
Market.

                  (xi) "Registrable Shares" means the aggregate of (A) the Purchased Shares and (B) the Warrant Shares then head by the Buyer or then subject to issuance upon, exercise of any outstanding Warrant.

                  (xii) "Registration Rights Agreement" means the Registration Rights Agreement between the Company and the Buyer, substantially in the form of Annex III attached hereto, being executed simultaneously herewith.

                  (xiii) "Reporting Service" means Bloomberg LP or if that service is not then reporting the relevant information regarding the Common
Stock, a comparable reporting service of national reputation selected by the Buyers subscribing for a majority of the Total Purchase Price and reasonably acceptable to the Company.

                  (xiv) "Securities" means the Purchased Shares, the Warrants and the Warrant Shares.

                  (xv) "Total Purchase Price" means the aggregate Purchase Prices for all Buyers, which shall not be less than $500,000 and not more than $2,000,000.

                  (xvi) "Transaction Agreements" means this Agreement, the Joint Escrow Instructions, the Registration Rights Agreement and the Warrants and includes all ancillary documents referred to in those agreements.

            (c) The following provisions shall apply to the payment of the Purchase Price and the delivery of the Certificates.

                  (i) The Buyer shall pay the Purchase Price for the Purchased Shares by delivering immediately available good finds in United States Dollars to the Escrow Agent no later than the date prior to the Closing Date. Payment into escrow of the Purchase Price shall be made by wire transfer of funds to:

                        Bank of New York
                        350 Fifth Avenue
                        New York, New York 10001

                        ABA# 021000018
                        For credit to the account of Krieger & Prager LLP Account No.: [To be provided to the Buyer by
                                      Krieger & Prager LLP]
                        Re:  Siga August 2001 Transaction

                  (ii) On the Closing Date, the Company shall deliver the Certificates, each duly executed on behalf of the Company and issued in the name of the Buyer, to the Escrow Agent.

                  (iii) By signing this Agreement, each of the Buyer and the Company, subject to acceptance by the Escrow Agent, agrees to all of the terms and conditions of, and becomes a party to, the Joint Escrow Instructions, all of the provisions of which are incorporated herein by this reference as if set forth in full.

      2.    REPRESENTATIONS  AND   WARRANTIES  Of  THE  COMPANY.   The   Company
represents and warrants to the Buyer that, except as provided in Annex IV attached hereto:

            (a) The Company has the corporate power and authority to enter into this Agreement and to perform its obligations hereunder. The execution and delivery by the Company of tins Agreement and the consummation by the Company of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company. This Agreement has been duly executed and delivered by the Company and constitute the valid and binding obligation of the Company enforceable against it in accordance with its terms, subject to the effects of any applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors' rights generally and to general equitable principles,

            (b) The authorized capital stock of the Company consists of (1) 50,000,000 shares of Common Stock, $,0001 par value per share, of which, as of August 23, 2001, 8,750,386 shares are outstanding, and (ii) 10,000,000 shares of Preferred Stock, $.0001 par share, of which, as of August 23, 2001, 394,266 are outstanding. All issued and outstanding shares of Common Stock have been duly authorized and validly issued and are filly paid and nonassessable. The Company has sufficient authorized and unissued shares of Common Stock as may be necessary to effect the issuance of the Purchased Shares. The Purchased Shares have been duly authorized and, when issued, will be duly and validly issued, fully paid and non-assessable and will not subject the holder thereof to personal liability by reason of being such holder.

            (c) There are no preemptive rights of any shareholder of the Company, as such, to acquire the Purchased Shares or the Warrants. No party has a currently exercisable right of first refusal which would be applicable to any or all of the transactions contemplated by the Transaction Agreements.

            (d)   Except  as set forth  in the  SEC  Documents  (as  hereinafter defined), there is no pending, or to the knowledge of the Company, threatened, judicial, administrative or arbitral action, claim, suit, proceeding or investigation which might affect the validity or enforceability of this Agreement or which involves the Company and which if adversely determined, could reasonably be expected to have a material adverse effect on the Company and its subsidiaries taken as a whole.

            (e) No consent or approval of, or exemption by, or filing with, any party or governmental or public body or authority is required in connection with the execution, delivery and performance under this Agreement or any of the other Transaction Agreements or the taking of any action contemplated hereunder or thereunder, except such authorizations, approvals and consents that have been obtained.

            (f) The Company has been duly organized and is validly existing as a corporation in good standing under the laws of the jurisdiction of its incorporation.

            (g) The execution, delivery and performance of this Agreement and each of the other Transaction Agreements by the Company, the issuance of the Securities, and the consummation of the transactions contemplated hereby and by the other Transaction Agreements, will not (i) violate may provision of the Company's articles of incorporation or bylaws, each as currently in effect, (ii) violate, conflict with or result in the breach of any of the terms of, or give any other contracting party the right to terminate, or constitute (or with notice or lapse of time or bath constitute) a default under, any material contract or other agreement to which the Company is a party or by or to which the Company or any of the Company's assets or properties may be bound or subject, (iii) violate any order, judgment, injunction, award or decree of any court, arbitrator or governmental or regulatory body by which the Company, or the assets or properties of the Company are bound, (iv) to the Company's knowledge, violate any statute, law or regulation applicable to the Company's business.

            (h) Each of the other Transaction Agreements, and the transactions contemplated thereby, have been duly and validly authorized by the Company, and the Warrants and each of the other Transaction Agreements (assuming due execution, to the extent relevant, by the other party or parties thereto), when executed and delivered by the Company, will be, valid and binding agreements of the Company enforceable in accordance with, their respective terms, subject as to enforceability to general principles of equity and to bankruptcy, insolvency, moratorium, and other similar laws affecting the enforcement of creditors' rights generally.

            (i) None of the SEC Documents contained, at the time they were filed, any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements made therein in, light of the circumstances under which they were made, not misleading. Since May 1, 2000, the Company has timely filed all requisite forms, reports and exhibits thereto required to be filed by the Company with the SEC.

            (j) Since December 31, 2000 (the "Last Audited Date"), there has been no material adverse change and no material adverse effect on the business, operations, financial condition or results of operations of the Company and its subsidiaries taken as a whole, except as disclosed in the SEC Documents. Since the Last Audited Date, except as provided in the Company's SEC Documents, the Company has not (i) incurred or become subject to any material liabilities (absolute or contingent) except liabilities incurred in the ordinary course of business consistent with past practices; (ii) discharged or satisfied any material lien or encumbrance or paid any material obligation or liability (absolute or contingent), other than current liabilities paid in the ordinary course of, business consistent with past practices; (iii) declared or made any payment or distribution of cash or other property to shareholders with respect to its capital stock, or purchased or redeemed, or made any agreements to purchase or redeem, any shares of its capital stock; (iv) sold, assigned or transferred any other tangible assets, or canceled any debts or claims, except in the ordinary course of business consistent with past practices; (v) suffered any substantial losses or waived any rights of material value, whether or not in the ordinary course of business, or suffered the loss of any material amount of existing business; (vi) made any changes in employee compensation, except in the ordinary course of business consistent with, past practices; or (vii) experienced any material problems with labor or management in connection with the terms and conditions of their employment.

            (k) There is no fact known to the Company (other than general economic conditions known to the public generally or as disclosed in the SEC Documents) that has not been disclosed in writing to the Buyer (which disclosure may have been made subject to the Buyer's execution of a written confidentiality agreement) that (i) would reasonably be expected to have a material adverse effect on the business, operations, financial condition or results of operations of the Company and its subsidiaries taken as a whole, (ii) would reasonably be expected to materially and adversely affect the ability of the Company to perform its obligations pursuant to any of the Transaction Agreements, or (iii) would reasonably be expected to materially and adversely affect the value of the rights granted to the Buyer in the Transaction Agreements.

            (l) There is no action, suit, proceeding, inquiry or investigation before or by any court, public board or body pending or, to the knowledge of the Company, threatened against or affecting the Company, wherein an unfavorable decision, ruling or finding would have a material adverse effect on the business, operations, financial condition or results of operations of the Company and its subsidiaries taken as a whole or the transactions contemplated by any of the Transaction Agreements or which would adversely affect the validity or enforceability of, or the authority or ability of the Company to perform its obligations under, any of the Transaction Agreements.

            (m) Except as set forth in Section 2(g), no Event of Default (or its equivalent term), as defined in the respective agreement to which the Company is a party, and no event which, with the giving of notice or the passage of time or both, would become an Event of Default (or its equivalent term) (as so defined in such agreement), has occurred and is continuing, which would have a material adverse effect on the business, operations, financial condition or results of operations of the Company and its subsidiaries taken as a whole.

            (n)   The Company has no liabilities or obligations other than those disclosed in the Transaction Agreements or the SEC Documents or those incurred in the ordinary course of the Company's business since the Last Audited Date, or which individually or in the aggregate, do not or would not have a material adverse effect on the business, operations, financial condition or results of operations of the Company and its subsidiaries taken as a whole. No event or circumstances has occurred or exists with respect to the Company or its properties, business, operations, condition (financial or otherwise), or results of operations, which, under applicable law, rule or regulation, requires public disclosure or announcement prior to the date hereof by the Company but which has not been so publicly announced or disclosed. There are no proposals currently under consideration or currently anticipated to be under consideration by the Board of Directors or the executive officers of the Company which proposal would
(x) change the certificate of incorporation or other charter document or by-laws of the Company, each as currently in effect, with or without shareholder approval, which change would reduce or otherwise adversely affect the rights and powers of the shareholders of the Common Stock or (y) materially or substantially change the business, assets or capital of the Company, including its interests in subsidiaries.

      3. REPRESENTATIONS AND WARRANTIES OF THE BUYER. The Buyer hereby represents and warrants to the Company that:

            (a) If not an individual, (i) the Buyer has the corporate power and authority to enter into this Agreement and to perform its obligations hereunder, and (ii) the execution and delivery by the Buyer of this Agreement, and the consummation by the Buyer of the transactions contemplated hereby, have been duly authorized by all necessary corporate action on the part of the Buyer. This Agreement bas been duly executed and delivered by the Buyer and constitutes the valid and binding obligation of the Buyer, enforceable against the Buyer in accordance with its terms, subject to the effects of any applicable bankruptcy, insolvency, reorganization., moratorium or similar laws affecting creditors' rights generally and to general equitable principles.

            (b) The execution, delivery and performance by the Buyer of this Agreement, and the consummation of the transactions contemplated hereby, do not and will not breach or constitute a default under any applicable law or regulation or of any agreement, judgment, order, decree or other instrument binding on the Buyer.

            (c) The Buyer has such knowledge and prior substantial investment experience in financial and business matters, including investment in non-listed and non-registered securities, and, either has read the SEC Documents and evaluated the merits and risks of investment in the Company and the Securities, or has had the opportunity to engage the services of an investment advisor, attorney or accountant to read such SEC Documents and to evaluate such merits and risks.

            (d) The Buyer is an "accredited investor" as that term is defined in Rule 501(a) of Regulation D promulgated under the Securities Act of 1933, as amended (the "Securities Act").

            (e) The Buyer and its advisors, if any, have been furnished with all materials relating to the business, finances and operations of the Company and materials relating to the offer and sale of the Purchased Shares which have been, requested by the Buyer, including those set forth on Annex IV hereto. The Buyer and its advisors, if any, have been afforded the opportunity to ask questions of the Company and have received complete and satisfactory answers to any such inquiries. Without limiting the generality of the foregoing, the Buyer has also had the opportunity to obtain and to review the SEC Documents, including, but not limited to, (1) Annual Report on Form 10-KSB for the fiscal year ended December 31, 2000, (2) Quarterly Reports on Form 10-QSB, as amended, for the fiscal quarters ended March 31, 2001 and June 30, 2001, respectively,
(3) Schedule SC 14f-1 Statement of Change in Control filed April 9, 2001, (4) Definitive Proxy Statement, as filed on July 31, 2001, (5) Registration Statement on Form S-8, as filed on February 26, 2001, and (6) Registration Statement on Form S-3, as filed on July 2, 2001 and amended on July 6, 2001.

            (f) The Buyer is acquiring the Purchased Shares, the Warrants and the Warrant Shares solely for the Buyer's own account for investment and not with a view to or for sale in connection with a distribution of any of the Securities.

            (g) The Buyer does not have a present intention to sell the Securities, nor a present arrangement or /intention to effect any distribution of any of the Securities to or through any person or entity for purposes of selling, offering, distributing or otherwise disposing of any of the Securities.

            (h) The Buyer may be required to bear the economic risk of the investment indefinitely because none of the Securities may be sold, hypothecated or otherwise disposed of unless subsequently registered under the Securities Act and applicable state securities laws or an exemption from registration is available. Any resale of any of the Securities can be made only pursuant to (i) a registration statement under the Securities Act which is effective and current at the time of sale or (ii) a specific exemption from the registration requirements of the Securities Act. In claiming any such exemption, the Buyer will, prior to any offer or sale or distribution of any Securities advise the Company and, if requested, provide the Company with a favorable written opinion of counsel, in form and substance satisfactory to counsel to the Company, as to the applicability of such exemption to the proposed sale or distribution.

            (i) The Buyer understands that the exemption afforded by Rule 144 promulgated by the Securities and Exchange Commission under the Securities Act ("Rule 144")
will not become available for at least one year from the date of payment for the Securities and any sales in reliance on Rule 144, if them available, can be made only in accordance with the terms and conditions of that rule, including, among other things, a requirement that the Company then be subject to, and current, in its periodic filing requirements under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, among other things, a limitation on the amount of shares of Common Stock that may be sold in specified time periods and the manner in which the sale can be made; that, while the Company's Common Stock is registered under the Exchange Act and the Company is presently subject to the periodic reporting requirements of the Exchange Act, there can be no assurance that the Company will remain subject to such reporting obligations or current in its filing obligations; and that, in case Rule 144 is not applicable to a disposition of the Securities, compliance with the registration provisions of the Securities Act or some other exemption from such registration provisions will be required.

            (j) The Buyer understands that legends shall be placed on the certificates evidencing the Securities to the effect that the Securities have not been registered under the Securities Act or applicable state securities laws and appropriate notations thereof will be made in the Company's stock books. Stop transfer instructions will be placed with the transfer agent of the securities constituting the Common Stock.

      4. COVENANTS OF THE COMPANY. The Company hereby further represents to or covenants and agrees with the Buyer as follows:

            (a) The company has furnished or made available to the Buyer true and correct copies of all registration statements, reports and documents, including proxy statements (other than preliminary proxy statements), filed with the Securities and Exchange Commission (the "SEC") by or with respect to the Company since December 31, 1999 and prior to the date of this Agreement, pursuant to the Securities Act or the Exchange Act (collectively, the "SEC Documents"). The SEC Documents are the only filings made by the Company since December 31, 2000 pursuant to Sections 13(a), 13(c) 14 and 15(d) of the Exchange Act or pursuant to the Securities Act. The Company has filed all reports, schedules, forms, statements and other documents required to be filed by it under Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act since May 1, 2000 and prior to the date of this Agreement. The Company meets the "Registrant Requirement" for eligibility to use Form S-3 under the Securities Act in order to register the Company's Common Stock for resales.

            (b) The Company has not provided to the Buyer any information which according to applicable law, rule or regulation, should have been disclosed publicly prior to the date hereof by the Company but which has not been so disclosed. As of their respective dates, the SEC Documents complied, and all similar documents filed with the SEC prior to the Closing Date will comply., in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and rules and regulations of the SEC promulgated thereunder and other federal, state and local laws, rules and regulations applicable to such SEC Documents, and no document similar to the SEC Documents filed by the Company with the SEC prior to the Closing Date will contain, any untrue statement of a material fact or omitted to state a material, fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The financial statements of the Company included in the SEC Documents, as of the dates thereof, complied, and all similar documents filed with the SEC prior to the Closing Date will comply, as to form in all material respects with applicable accounting requirements and the published riles and regulations of the SEC and other applicable rules and regulations with respect thereto. Such financial statement were prepared in accordance with generally accepted accounting principles applied on a consistent basis during the periods involved (except (i) as may be otherwise indicated in such financial statements or the notes thereto or (ii) in the case of unaudited interim statements, to the extent they may not include footnotes or may be condensed or summary statements as permitted by Form 10-Q of the SEC) and fairly present in all material respects the financial position of the Company and its consolidated subsidiaries as of the dates thereof and the consolidated results of operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments).

            (c) The Company will issue to the Buyer on the Closing Date, transferable divisible Warrants to purchase up to the number of shares of Common Stock equal to seventy-five percent (75%) of the Purchased Shares. Such Warrants shall bear an exercise price per share of Common Stock equal to 120% of the average Closing Bid Prices of a share of Common Stock for the five (5) trading days ending on the trading day immediately preceding the Closing Date_ The Warrants shall be exercisable immediately upon issuance and thereafter until the last day of the month in which the seventh anniversary of the Closing Date occurs and shall otherwise be substantially in the form attached hereto as Annex I.

            (d)   (i)    The  Company shall enter  into the Registration  Rights
Agreement with the Buyer.

                  (ii) Except for periods during which the Registration Statement contemplated by the Registration Rights Agreement is effective or subject to a Permitted Suspension Period (as defined in the Registration Rights Agreement), during the period from the Closing Date through the date when all Purchased Shares have been sold and either the Warrants have expired or all of the Warrants have been exercised and all of the Warrant Shares have been sold, the Buyer shall have piggy-back registration rights with respect to the Registrable Shares, subject to the conditions set forth below. If at any time during that period, the Company participates (whether voluntarily or by reason of an obligation to a third party) in the registration of any shares of the Company's stock (other than a registration on Form S-4 or Forth S-8), the Company shall give written notice thereof to the Buyer and the Buyer shall have the right, exercisable within ten (10) business days after receipt of such notice, to demand inclusion of all or a portion of the Buyer's Registrable Shares in such registration statement. If the Buyer exercises such election, the Registrable Shares so designated shall be included in the registration statement at no cost or expense to the Buyer (other than any commissions payable to the broker effecting the sale, which would be borne by the Buyer). If, in connection with any underwritten offering for the account of the Company the managing underwriter or underwriters thereof (collectively, the "Underwriter") shall impose a limitation on the number of shares of Common Stock which may be included in the registration statement because, in the Underwriter's judgement, such limitation its necessary to effect an orderly public distribution of securities covered thereby, then, the Company shall be obligated to include in such registration only such limited portion of the Registrable Shares for which such Buyer has requested inclusion hereunder as the Underwriter shall permit. Any exclusion of Registrable Shares shall be made pro rata among the Buyers seeking to include Registrable Shares, in proportion to the number of

Registrable Shares sought to be included by such holders; provided, however, that the Company shall not exclude any Registrable Shares unless the Company has first excluded all outstanding securities the holders of which are not entitled by right to inclusion of securities in such registration statement; and provided further, however, that, after giving effect to the immediately preceding proviso, any exclusion of Registrable Shares shall be made pro rata with holders of other securities having the right to include such securities in such registration statement. The Buyer's piggy-back registration rights under this
Section 4(c) shall expire at such time as the Buyer can sell all of the Registrable Shares under Rule 144 without volume or other restrictions or limit.

            (e) If (i) the Buyer, other than by reason of its gross negligence or willful misconduct, becomes involved in any capacity in any action, proceeding or investigation brought by any stockholder of the Company, in connection with or as a result of the consummation of the transactions contemplated by thus Agreement, or if such Buyer impleaded in any such action, proceeding or investigation by any Person, or (ii) the Buyer, other than by reason of its gross negligence or willful misconduct or by reason of its trading of the Common Stock in a manner that is illegal under the federal securities laws or other actions, becomes involved in any capacity in any action, proceeding or investigation brought by the Commission against or involving the Company or in connection with or as a result of the consummation of the transactions contemplated by this Agreement, or if the Buyer is impleaded in any such action, proceeding or investigation, by any Person, then in any such case, the Company will reimburse the Buyer for its reasonable legal and other expenses (including the cost of any investigation and preparation) incurred in connection therewith, as such expenses are incurred. In addition, other than with respect to any such matter in which the Buyer is a named party, the Company will pay the Buyer the charges, as reasonably determined by the Buyer, for the time of any officers or employees of the Buyer, if any, devoted to appearing and preparing to appear as witnesses, assisting in preparation for hearings, trials or pretrial matters, or otherwise with respect to inquiries, hearing, trials, and other proceedings relating to the subject matter of this Agreement. The reimbursement obligations of the Company under this paragraph shall be in addition to any liability which the Company may otherwise have, shall extend upon the same terms and conditions to any Affiliates of the Buyers who are actually named in such action, proceeding or investigation, and partners, directors, agents, employees and controlling persons (if any), as the case may be, of the Buyers and any such Affiliate, and shall be binding upon and inure to the benefit of any successors, assigns, heirs and personal representatives of the Company, the Buyers and any such Affiliate and any such Person. The Company also agrees that neither the Buyer nor any such Affiliate, partners, directors, agents, employees or controlling persons shall have any liability to the Company or any person asserting claims on behalf of or in right of the Company in connection with or as a result of the consummation of the Transaction Agreements except to the extent that any losses, claims, damages, liabilities or expenses incurred by the Company result from the gross negligence or willful misconduct of the Buyer or any such Affiliate.

      5.    CLOSING DATE.

            (a) The Closing Date shall occur on, the date which is the first NYSE trading day after each of the conditions contemplated by Sections 6 and 7 hereof shall have either been satisfied or been waived by the party in whose favor such conditions run.

            (b) The closing of the purchase and issuance of Purchased Shares shall occur on the Closing Date at the offices of the Escrow Agent and shall take place no later than 3:00 P.M. New York time, on such day or such other time as is mutually agreed upon by the Company and the Buyer.

            (c) Notwithstanding anything to the contrary contained herein, the Escrow Agent will be authorized to release the Escrow Funds to the Company and to others and to release the other Escrow Property on the relevant Closing Date upon satisfaction of the conditions set forth in Sections 6 and 7 hereof and as provided in the Joint Escrow Instructions.

      6.    CONDITIONS   TO  THE  COMPANY'S   OBLIGATION  TO  SELL.   The  Buyer
understands that the Company's obligation to sell the Securities to the Buyer pursuant to this Agreement on the Closing Date is conditioned upon:

            (a) Delivery by the Buyer to the Escrow Agent of good funds as payment in full of an amount equal to the Purchase Price for the Purchased Shares in accordance with this Agreement;

            (b) The accuracy on such Closing Date of the representations and warranties of the Buyer contained in this Agreement, each as if made on such date, and the performance by the Buyer on or before such date of all covenants and agreements of the Buyer required to be performed on or before such date; and

            (c) There shall not be in effect any law, rule or regulation prohibiting or restricting the transactions contemplated hereby, or requiring any consent or approval which shall not have been obtained.

      7. CONDITIONS TO THE BUYER'S OBLIGATION TO PURCHASE. The Company understands that the Buyer's obligation to purchase the Securities on the Closing Date is conditioned upon:

            (a) The execution and delivery of this Agreement and the other Transaction Agreements by the Company;

            (b)   Delivery   by  the   Company  to  the   Escrow  Agent  of  the
Certificates in accordance with this Agreement;

            (c) On the Closing Date, the Buyer shall have received an opinion of counsel for the Company, dated such Closing Date, in form, scope and substance reasonably satisfactory to the Buyer, substantially to the effect set forth in Annex V attached hereto;

            (d) The accuracy in all material respects on such Closing Date of the representations and warranties of the Company contained in this Agreement, each as if made on such date, and the performance by the Company on or before such date of all covenants and agreements of the Company required to be performed on or before such date;

            (e) There shall not be in effect any law, rule or regulation prohibiting or restricting the transactions contemplated hereby, or requiring any consent or approval which shall not have been obtained; and

            (f) From and after the date hereof to and including such Closing Date, trading in securities generally an the New York Stock Exchange shall not have been suspended or limited, nor shall there be any major outbreak or escalation of hostilities involving the United States that in either case in the reasonable judgment of the Buyer makes it impracticable to purchase the Securities.

     8. NOTICES. Any notice required or permitted hereunder shall be given in writing (unless otherwise specified herein) and shall be deemed effectively given on the earliest of

            (a) the date delivered, if delivered by personal delivery as against written receipt therefor or by confirmed facsimile transmission,

            (b) the seventh business day after deposit, postage prepaid, in the United States Postal Service by registered or certified mail, or

            (c)   the  third  business   day  after   mailing  by   domestic  or
international express courier, with delivery costs and fees prepaid,

in each case, addressed to each of the other parties thereunto entitled at the following addresses (or at such other addresses as such party may designate by ten (10) days' advance written notice similarly given to each of the other parties hereto):

COMPANY:          SIGA TECHNOLOGIES, INC.
                  420 Lexington Avenue, Suite 620
                  New York, NY 10170
                  ATTN: Thomas Konatich
                  Telephone No.: (212) 672-9100
                  Facsimile No.: (212) 697-3130

                  with a copy to:

                  Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                  590 Madison Avenue
                  New York, New York 10022
                  ATTN: Jeffrey J. Fessler, Esq.
                  Telephone No.: (212) 872-1000
                  Facsimile No.: (212) 872-1002

BUYER: At the address set forth on the signature page of this Agreement.

                  with a copy to:

                  Krieger & Prager, LLP
                  39 Broadway, Suite 1440
                  New York, New York 10006
                  ATTN: Ronald Nussbaum, Esq.
                  Telephone No.: (212) 363-2900
                  Facsimile No.: (212) 363-2999

ESCROW AGENT:     Krieger & Prager LLP
                  39 Broadway
                  Suite 1440
                  New York, NY 10006
                  Attn: Samuel Krieger, Esq.
                  New York, New York 10016
                  Telephone No.:  (212) 363-2900
                  Telecopier No.: (212) 363-2999

      9.    GOVERNING LAW; MISCELLANEOUS.

            (a) This Agreement shall, be governed by and interpreted in accordance with the laws of the State of New York for contracts to be wholly performed in such state and without giving effect to the principles thereof regarding the conflict of laws. Each of the parties consents to the exclusive jurisdiction of the federal courts whose districts encompass any part of the City of New York or the state courts of the State of New York sitting in the City of New York in connection with any dispute arising under this Agreement and hereby waives, to the maximum extent permitted by law, any objection, including any objection based on forum non conveniens, to the bringing of any such, proceeding in such jurisdictions. To the extent determined by such court, the Company shall reimburse the Buyer for any reasonable legal fees and disbursements incurred by the Buyer in enforcement of or protection of any of its rights under any of the Transaction Agreements.

            (b) Failure of any party to exercise any right or remedy under this Agreement or otherwise, or delay by a party in exercising such right or remedy, shall not operate as a waiver thereof.

            (c) This Agreement shall inure to the benefit of and be binding upon the successors and assigns of each of the parties hereto.

            (d) All pronouns and any variations thereof refer to the masculine, feminine or neuter, singular or plural, as the context may require.

            (e) A facsimile transmission of this signed Agreement shall be legal and binding on all parties hereto.

            (f) This Agreement may be signed in one or more counterparts, each of which shall be deemed an original.

            (g)   The   headings  of  this  Agreement  are  for  convenience  of
reference and shall not form part of, or affect the interpretation of, this Agreement.

            (h) If any provision of this Agreement shall be invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall not affect the validity or enforceability of the remainder of this Agreement or the validity or enforceability of this Agreement in any other jurisdiction.

            (i) Thus Agreement may be amended only by an instrument in writing signed by the party to be charged with enforcement thereof.

            (j)   This   Agreement   supersedes   all   prior   agreements   and
understandings among the parties hereto with respect to the subject matter hereof.

10. SURVIVAL OF REPRESENTATIONS AND WARRANTIES. The Company's and the Buyer's representations and warranties herein shall survive the execution and delivery of this Agreement and the delivery of the Certificates and the payment of the Purchase Price, and shall inure to the benefit of the Buyer and the Company and their respective successors and assigns.



                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

            IN WITNESS WHEREOF, this Agreement has been duly executed by the Buyer (if an entity, by one of its officers thereunto duly authorized) as of the date set forth below.


PURCHASE PRICE OF BUYER



----------------------------------------    ------------------------------------
Address                                     (Printed Name of Buyer)

----------------------------------------    By:
Telecopier No.                              (Signature of Authorized Person)
                 -----------------------
                 Printed Name and Title


Jurisdiction of Incorporation
or Organization

As of the date set forth below, the undersigned hereby accepts this Agreement and represents that the foregoing statements are true and correct and that it has caused this Securities Agreement to be duly executed on its behalf.

SIGA TECHNOLOGIES, INC.


By:

Title:
Date:  _______________________, 2001

ANNEX I           FORM OF WARRANT

ANNEX II          JOINT ESCROW INSTRUCTIONS

ANNEX III         REGISTRATION RIGHTS AGREEMENT

ANNEX IV          COMPANY DISCLOSURE MATERIALS

ANNEX V           FORM OF OPINION

                                                                      Exhibit R

                                 FORM OF WARRANT

            THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF ANY STATE AND MAY NOT BE SOLD OR OFFERED FOR SALE IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES OR AN OPINION OF COUNSEL OR OTHER EVIDENCE ACCEPTABLE TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED.



                             SIGA TECHNOLOGIES, INC.

                          COMMON STOCK PURCHASE WARRANT

            1. Issuance; Certain Definitions. In consideration of good and valuable consideration, the receipt of which is hereby acknowledged by SIGA TECHNOLOGIES, INC., a Delaware corporation (the "Company") _________________________________ or registered assigns (the "Holder") is hereby granted the right to purchase at any time until 5:00 P.M., New York City time, on _________________, 20081 (the "Expiration Date"), ______________ Thousand
(_________)2 a fully paid and nonassessable shares of the Company's Common Stock, $.0001 par value per share (the "Common Stock"), at as initial exercise price per share (the "Exercise Price") of $____3 per share, subject to further adjustment as set forth herein. This Warrant is being issued pursuant to the terms of that certain Common Stock and Warrant Purchase Agreement, dated as of August _____, 2001 (the "Agreement"), to which the Company and Holder (or Holder's predecessor in interest) are parties. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Agreement.


            2.    Exercise of Warrants.

                  2.1 General. This Warrant is exercisable in whole or in part at any time and from time to time. Such exercise shall be effectuated, by submitting to the Company (either by delivery to the Company or by facsimile transmission as provided in Section 8 hereof) a completed and duly executed Notice of Exercise (substantially in the form attached to this Warrant Certificate) as provided in this paragraph. The date such Notice of Exercise is faxed to the Company shall be the "Exercise Date," provided that, if this Warrant has been fully exercised, the Holder of this Warrant tenders this Warrant Certificate to the Company within five (5) business days thereafter. The Notice of Exercise shall be executed by the Holder of this


----------
1 Insert date which is last day of month in which seventh anniversary of Closing Date occurs.

2     Insert number equal to 75% of Buyer's Purchased Shares.

3 Insert amount equal to 120% of the average Closing Bid Price of the Common Stock for the 5 trading days ending on the trading day immediately receding the Closing Date.

Warrant and shall indicate the number of shares then, being purchased pursuant to such exercise. Upon surrender of this Warrant Certificate, if relevant, with, together with appropriate payment of the Exercise Price for the shares of Common Stock purchased, the Holder shall be entitled to receive a certificate or certificates for the shares of Common Stock so purchased. The Exercise Price per share of Common Stock for the shares then being exercised shall be payable in cash or by certified or official bank check or wire transfer. The Holder shall be deemed to be the holder of the shares issuable to it in accordance with the provisions of this Section 2.1 on the Exercise Date.

                  2.2 Limitation on Exercise. Notwithstanding the provisions of this Warrant, the Agreement or of the other Transaction Agreements, in no event (except (i) as specifically provided in this Warrant as an exception to this provision, (ii) while there is outstanding a tender offer for any or all of the shares of the Company's Common Stock, or (iii) at the Holder's option, on at least sixty-five (65) days' advance written notice from the Holder) shall the Holder be entitled to exercise this Warrant, or shall the Company have the obligation to issue shares upon such exercise of all or any portion of this Warrant (and the Company shall not have the right to require a Mandatory Exercise, as defined below), to the extent that, after such exercise the sum of
(1) the number of shares of Common Stock beneficially owned by the Holder and its affiliates (other than shares of Common Stock which may be deemed beneficially owned through the ownership of the unexercised portion of the Warrants), and (2) the number of shares of Common Stock issuable upon the exercise of the Warrants with respect to which the determination of this proviso is being made, would result in beneficial ownership by the Holder and its affiliates of more than 9.99% of the outstanding shares of Common Stock (after taking into account the shares to be issued to the Holder upon such exercise). For purposes of the proviso to the immediately preceding sentence, beneficial ownership shall be determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), except as otherwise provided in clause (1) of such sentence. The Holder, by its acceptance of this Warrant, further agrees that if the Holder transfers or assigns any of the Warrants to a party who or which would not be considered such an affiliate, such assignment shall be made subject to the transferee's or assignee's specific agreement to be bound by the provisions of this Section 2.2 as if such transferee or assignee were the original Holder hereof.

                  2.3   Mandatory Exercise.

            (a) Company's Right to Issue Mandatory Exercise Notice. Subject to the terms of this Section 2.3, at its option, the Company may, by written notice (a "Mandatory Exercise Notice") given to the Holder, accelerate the Expiration Date for all or a portion of the then unexercised shames covered by this Warrant to a date (the "Mandatory Expiration Date") which is at least fifteen (15) business days after the date the Mandatory Exercise Notice is given. The exercise of the Warrant contemplated by the Mandatory Exercise Notice is referred to as the "Mandatory Exercise." The numbest of shares specified in the Mandatory Exercise Notice is referred to as the "Mandatory Exercise Shares." The Company may issue a Mandatory Exercise Notice if, and only if, all of the following requirements are met:

                  (i) Registration Statement Available. The Registration Statement must have been effective and available for the resale of all of the shares of Common Stock issuable upon the Mandatory Exercise at all times during the ten (10) consecutive trading days ending on the trading day immediately before the Company issues a Mandatory Exercise Notice (such ten trading days, the "Mandatory Period") and at all times from the issuance of the Mandatory Exercise Notice through and including the Mandatory Expiration Date.

                  (ii) Required Common Stock Market Price. The Closing Bid Price of the Common Stock for each trading day of the Mandatory Period shall be at least $5.25 (adjusted to take into account any stock split effected after the Closing Date).

                  (iii) Required Common Stock Volume. The average trading volume of the Common Stock during the Mandatory Period shall be at least 100,000 shares per trading day (adjusted to take into account any stock split effected after the Closing Date, except that with respect to a reverse stock split, the adjustment shall not be greater than a ratio of 1:4).

                  (iv) Conversion Limitation. Neither the Mandatory Exercise Shares nor the exercise of the Warrant contemplated by the Mandatory Exercise Notice shall be inconsistent with the provisions of Section 2.2 hereof, which provisions shall apply to mandatory Exercise. If the Mandatory Exercise Notice provides for a number of Mandatory Exercise Shares which exceeds the number contemplated by Section 2.2, such Mandatory Exercise Notice shall be deemed automatically adjusted and revised to refer only to the maximum number of shares contemplated by said
      Section 2.2.

            (b) Holder's Exercise. Upon the proper issuance of a Mandatory Exercise Notice, the Holder may, on or before the Mandatory Expiration Date, exercise this Warrant for all or any of the Mandatory Exercise Shares at the Exercise Price. The Mandatory Exercise Shares as to which the Holder does not exercise this Warrant on or before the Mandatory Expiration Date are referred to as the "Unexercised Shares." To the extent the Holder does not exercise this Warrant with respect to any Unexercised Shares, the Holder's rights under this Warrant with respect to the Unexercised Shares shall expire as of the close of business on the Mandatory Expiration Date.

            3. Reservation of Shares. The Company hereby agrees that at all times during the term of this Warrant there shall be reserved for issuance upon exercise of this Warrant such number of shares of its Common Stock as shall be required, for issuance upon exercise of this Warrant (the "Warrant Shares").

            4. Mutilation or Loss of Warrant. Upon receipt by the Company of evidence satisfactory to it of the loss, theft, destruction or mutilation of this Warrant, and (in the case of loss, theft or destruction) receipt of reasonably satisfactory indemnification, and (in the case of mutilation) upon surrender and cancellation of this Warrant, the Company will execute and deliver a new Warrant of like tenor and date and any such lost, stolen, destroyed or mutilated Warrant shall thereupon become void.

            5. Rights of the Holder. The Holder shall not, by virtue hereof, be entitled to any rights of a stockholder in the Company, either at law or equity, and the rights of the Holder are limited to those expressed in this Warrant and are not enforceable against the Company except to the extent set forth herein.

            6.    Protection Against Dilution and Other Adjustments.

                  6.1 Adjustment Mechanism. If an adjustment of the Exercise Price is required pursuant to this Section 6, the Holder shall be entitled to purchase such number of additional shares of Common Stock as will cause (i) the total number of shares of Common Stock Holder is entitled to purchase pursuant to this Warrant, multiplied by (ii) the adjusted Exercise Price per share, to equal (iii) the dollar amount of the total number of shares of Common Stock Holder is entitled to purchase before adjustment multiplied by the total Exercise Price before adjustment.

                  6.2 Capital Adjustment. In case of any stock split or reverse stock split, stock dividend, reclassification of the Common Stock, recapitalization, merger or consolidation, or like capital adjustment affecting the Common Stock of the Company, the provisions of this Section 6 shall be applied as if such capital adjustment event had occurred immediately prior to the date of this Warrant and the original Exercise Price had been fairly allocated to the stock resulting from such capital adjustment; and in other respects the provisions of thus Section shall be applied in a fair, equitable and reasonable manner so as to give effect, as nearly as may be, to the purposes hereof. A rights offering to stockholders shall be deemed a stock dividend to the extent of the bargain purchase element of the rights.

                  6.3 Adjustment for Spin Off. If, for any reason, prior to the exercise of this Warrant in full, the Company spins off or otherwise divests itself of a part of its business or operations or disposes all or of a part of its assets in a transaction (the "Spin Off") in which the Company does not receive compensation for such business, operations or assets, but causes securities of another entity (the "Spin Off Securities") to be issued to security holders of the Company, then

            (a) the Company shall cause (i) to be reserved Spin Off Securities equal to the number thereof which would have been issued to the Holder had all of the Holder's unexercised Warrants outstanding on the record date (the "Record Date") for determining the amount and number of Spin Off Securities to be issued to security holders of the Company (the "Outstanding Warrants") been exercised as of the close of business on the trading day immediately before the Record Date (the "Reserved Spin Off Shares"), and (ii) to be issued to the Holder on the exercise of all or any of the Outstanding Warrants, such amount of the Reserved Spin Off
      Shares equal to (x) the Reserved Spin Off Shares multiplied by (y) a fraction, of which (I) the numerator is the amount of the Outstanding Warrants then being exercised, and (II) the denominator is the amount of the Outstanding Warrants; and

            (b) the Exercise Price on the Outstanding Warrants shall be adjusted immediately after consummation of the Spin Off by multiplying the Exercise Price by a fraction (if, but only if, such fraction is less than 1.0), the numerator of which is the average Closing Bid Price of the Common Stock far the five (5) trading days immediately following the fifth trading day after the Record Date, and the denominator of which is the average Closing Bid Price of the Common Stock on the five (5) trading days immediately preceding the Record Date; and such adjusted Exercise Price shall be deemed to be the Exercise Price with respect to the Outstanding Warrants after the Record Date.

            7.    Transfer to Comply with the Securities Act;
                  Registration Rights.

                  7.1 Transfer. This Warrant has not been registered under the Securities Act of 1933, as amended, (the "Act") and has been issued to the Holder for investment and not with a view to the distribution of either the Warrant or the Warrant Shares. Neither this Warrant nor any of the Warrant Shares or any other security issued or issuable upon exercise of this Warrant may be sold, transferred, pledged or hypothecated rut the absence of an effective registration statement under the Act relating to such security or an opinion of counsel satisfactory to the Company that registration is not required under the Act. Each certificate for the Warrant, the Warrant Shares and any other security issued or issuable upon exercise of this Warrant shall contain a legend on the face thereof, in form and substance satisfactory to counsel for the Company, setting forth the restrictions on transfer contained in this Section.

                  7.2 Registration Rights. (a) Reference is made to the Registration Rights Agreement. The Company's obligations under the Registration Rights Agreement and the other terms and conditions thereof with respect to the Warrant Shares, including, but not necessarily limited to, the Company's commitment to file a registration statement including the Warrant Shares, to have the registration of the Warrant Shares completed and effective, and to maintain such registration, are incorporated herein by reference.

            (b) Reference is made to Section 4(d) of the Agreement regarding piggy-back registration rights covering, among other things, the Warrant Shares. The terms and conditions of said Section 4(d) are incorporated herein by reference.

            8. Notices. Any notice or other communication required or permitted hereunder shall be in writing and shall be delivered personally, telegraphed, telexed, sent by facsimile transmission or sent by certified, registered or express mail, postage pre-paid. Any such notice shall be deemed given when so delivered personally, telegraphed, telexed or sent by facsimile transmission, or, if mailed, two days after the date of deposit in the United States mails, as follows:

                  (i)   if to the Company, to;

                        SIGA TECHNOLOGIES, INC.
                        420 Lexington Avenue, Suite 620
                        New York, NY 10170
                        ATTN: Thomas Konatich
                        Telephone No.: (212) 672-9100
                        Facsimile No.: (212) 697-3130

                  with a copy to:

                        Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                        590 Madison Avenue
                        New York, New York 10022
                        ATTN: Jeffrey J. Fessler, Esq.
                        Telephone No.: (212) 872-1000
                        Facsimile No.: (212) 872-1002

                  (ii)  if to the Holder, to:



                        Attn:
                        Telephone No.: ( )
                        Telecopier No.: ( )


                  with a copy to:

                        Krieger & Prager LLP, Esqs.
                        39 Broadway
                        Suite 1440
                        New York, NY 10006
                        Attn: Ronald Nussbaum, Esq.
                        Telephone No.:  (212) 363-2900
                        Telecopier No.: (212) 363-2999

Any party may be notice given in accordance with this Section to the other parties designate another address or person for receipt of notices hereunder.

            9. Supplements and Amendments; Whole Agreement. This Warrant may be amended or supplemented only by an instrument in waiting signed by the parties hereto. This Warrant contains the full understanding of the parties hereto with respect to the subject matter hereof and thereof and there are no representations, warranties, agreements or understandings other than expressly contained herein and therein.

           10. Governing Law. This Warrant shall be deemed to be a contract made under the laws of the State of New York for contracts to be wholly performed in such state and without giving effect to the principles thereof regarding the conflict of laws. Each of the parties consents to the jurisdiction of the federal courts whose districts encompass any part of the City o(pound) New York or the state courts of the State of New York sitting in the City of New York in connection with any dispute arising under this Warrant and hereby waives, to the maximum extent permitted by law, any objection, including any objection based on forum non conveniens, to the bringing of any such proceeding in such jurisdictions. To the extent determined by such court, the Company shall reimburse the Holder for any reasonable legal fees and disbursements incurred by the Buyer in enforcement of or protection of any of its rights under any of the Transaction Agreements.

           11. Counterparts. This Warrant may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

           12. Descriptive Headings. Descriptive headings of the several Sections of this Warrant are inserted for convenience only and shall not control or affect the meaning or construction of any of the provisions hereof.

      IN WITNESS WHEREOF, the parties hereto have executed this Warrant as of the ___th day of ___________________, 2001.


                                    SIGA TECHNOLOGIES, INC.




                                    By:
                                        -------------------------------
                                        (Print Name)




                                        -------------------------------
                                        (Title)

                          NOTICE OF EXERCISE OF WARRANT

      The undersigned hereby irrevocably elects to exercise the right, represented by the Warrant Certificate dated as of _________________, ___, to purchase ___________ shares of the Common Stock, $.0001 par value, of SIGA TECHNOLOGIES, INC. and tenders herewith payment in accordance with Section 1 of said Common Stock Purchase Warrant.

      It is the intention of the Holder to comply with the provisions of Section
2.2 of the Warrant regarding certain limits on the Holder's right to exercise thereunder. Based on the analysis on the attached Worksheet Schedule, the Holder believe this exercise complies with the provisions of said Section 2.2. Nonetheless, to the extent that, pursuant to the exercise effected hereby, the Holder would have more shares than permitted under said Section this notice should be amended and revised, ab initio, to refer to the exercise which would result in the issuance of shares consistent with such provision. Any exercise above such amount is hereby deemed void and revoked.

      Please deliver the stock certificate to:



Dated:
      --------------------------




--------------------------------
[Name of Holder]

By:
   -----------------------------

|_|   CASH:                                     $
                                                 -----------------------

                          NOTICE OF EXERCISE OF WARRANT


                               WORKSHEET SCHEDULE



1.    Current Common Stock holdings of Holder and Affiliates
                                                                      ----------

2.    Shares to be issued on current exercise
                                                                      ----------

3.    Other shares eligible to be acquired without restriction
                                                                      ----------

4.    Total [sum of Lines 1 through 3]
                                                                      ----------

5.    Outstanding shares of Common Stock
                                                                      ----------

6.    Adjustments to Outstanding
                                                                      ----------
        a.  Shares from Line 1 not included in Line 5
                                                        ----------
        b.  Shares to be issued per Line 2
                                                        ----------
        c.  Total Adjustments [Lines 6a and 6b]
                                                        ----------
7.    Total Adjusted Outstanding [Lines 5 plus 6c]
                                                                      ----------
8.    Holder's Percentage (Line 4 divided by Line 7]                          %
                                                                      ----------


[Note: Line 8 not to be above 9.99%]